SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

B COMMUNICATIONS LTD.
(Formerly known as 012 SMILE.COMMUNICATIONS LTD.)
(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-150173.

B COMMUNICATIONS LTD.

The following exhibit is attached:

99.1	Announcement - B Communications Ltd. Expects to Receive Approximately NIS 390 million in Dividends from Bezeq - The Israel Telecommunication Corp. Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.
(Registrant)

By:	/s/ Eli Holtzman
Eli Holtzman
Chief Executive Officer

Date: September 20, 2010

EXHIBIT INDEX

EXHIBIT NO	DESCRIPTION

99.1	Announcement - B Communications Ltd. Expects to Receive Approximately NIS 390 million in Dividends from Bezeq -The Israel Telecommunication Corp. Ltd..